Exhibit 3.1

ARTICLES OF AMENDMENT TO THE

ARTICLES OF INCORPORATION

OF

LEGEND OIL AND GAS, LTD.

Pursuant to Section 7-106-102 of the Colorado Revised Statutes

Legend Oil and Gas, Ltd. a corporation organized and existing under the law of the State of Colorado (the “Corporation”), in accordance with the provisions of Section 7-106-102 of the Colorado Revised Statutes, DOES HEREBY CERTIFY as follows:

That pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of the Corporation, as amended (“Articles of Incorporation”), the Board of Directors of the Corporation by resolution adopted by written consent in lieu of meeting dated August 8, 2011, adopted a resolution creating a series of 2,300,000 shares of Preferred Stock, $.001 par value per share, designated as Convertible Preferred Stock. On August 12, 2011, the Board of Directors by resolution adopted by written consent in lieu of meeting a resolution amending certain provisions of the Convertible Preferred Stock. On August 25, 2011 the Board of Directors of the Corporation by resolution adopted by written consent in lieu of meeting adopted the following subsequent resolution amending certain provisions of the terms of the Convertible Preferred Stock to read in full as follows:

Article III of the Articles of Incorporation shall be amended to include the Convertible Preferred Stock designation as follows:

Section 1. Designation and Amount. The shares of such series shall be designated as “Convertible Preferred Stock” and the number of shares constituting such series shall be 2,300,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Convertible Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Convertible Preferred Stock.

Section 2. Dividends and Distributions.

(A) Dividends. The Convertible Preferred Stock will be entitled to dividends as if it were common stock of the Corporation in the event the Corporation declares and pays any dividends on its common stock. The Convertible Preferred Stock will not be entitled to any other dividends.

(B) Liquidation. Upon any liquidation, dissolution or winding up of the Corporation, Preferred Shares are entitled to receive a pro rata share of all of the assets of the Corporation available for distribution prior to any distribution to common stockholders.

Section 3. Voting Rights. Shareholders are entitled to one vote per share of Preferred Stock held on all matters submitted to a vote of the Shareholders.

Section 4. Conversion. The holders of the Convertible Preferred Stock shall have the following rights with respect to the conversion of the Convertible Preferred Stock into shares of Common Stock of the Corporation (“Common Stock”):

(A) Conversion. Subject to and in compliance with the provisions of this Section 4, any shares of Convertible Preferred Stock may, at any time, at the option of the holder, be converted into fully paid and non-assessable shares of Common Stock (a “Conversion”). Each share of Convertible Preferred Stock shall be convertible into one (1) share of Common Stock.

(B) Adjustment for Reclassification, Exchange and Substitution. At any time or times the Common Stock issuable upon the conversion of the Convertible Preferred Stock is changed into the same or a different number of shares of any class or classes of the Corporation’s stock, whether by recapitalization, combination, consolidation, reclassification or otherwise (“Reclassified Securities”), in any such event the holders of Convertible Preferred Stock shall have the same Conversion Rights with respect to the Reclassified Securities as they had with respect to the Common Stock, and the conversion formula set forth in paragraph (A), above, shall be adjusted equitably.

(C) Mechanics of the Conversion. Upon a Conversion, the holder of Convertible Preferred Stock shall surrender the certificate or certificates therefore, duly endorsed, at the office of the Corporation, together with a completed Notice of Conversion in the Form of Exhibit A. Thereupon, the Corporation shall promptly issue and deliver to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled. The Conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Convertible Preferred Stock to be converted. The person entitled to receive the shares of Common Stock issuable upon a Conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

(F) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Convertible Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Convertible Preferred Stock . If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Convertible Preferred Stock, the Corporation shall, at the request of any holder of Convertible Preferred Stock, take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

Section 5. Put. Each holder of the Preferred Stock may put any or all of the shares of Preferred Stock to the Company for redemption if the Company is not listed for trading or otherwise quoted on the NYSE Amex, NASDAQ, or any other market more senior than the OTCBB (a “Senior Listing”) on or before March 31, 2012 (the “Put Commencement Date”). The redemption price is $2.00 per share payable in cash. This right may be waived by the holders of the Preferred Stock.

Section 6. Preemptive Rights. Holders of Preferred or Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligation or other securities of the Company.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be signed by its duly authorized officer this 12th day of September, 2011.

LEGEND OIL AND GAS, LTD.

/s/ James Vandeberg
James Vandeberg
Vice President, Chief Financial Officer and Director

Exhibit A

NOTICE OF CONVERSION

Reference is made to the Certificate of Designation of CONVERTIBLE PREFERRED STOCK dated August     , 2011 (the “Certificate of Designation”), of LEGEND OIL AND GAS, LTD., a Colorado corporation (the “Corporation”). In accordance with and pursuant to the Certificate of Designation, the undersigned hereby elects to convert the number of shares of Convertible Preferred Stock, par value $0.001 per share (the “Preferred Shares”) indicated below into shares of Common Stock, par value $0.001 per share (the “Common Stock”), of the Company, by tendering the stock certificate(s) representing the Preferred Shares specified below as of the date specified below.

Date of Conversion:

Number of Preferred Shares to be converted:

Please confirm the following information:

Number of shares of Common Stock to be issued:

Please issue the Common Stock into which the Preferred Shares are being converted in the following name and to the following address:

Issue to:

Address:

Facsimile Number:

Authorization:

By:
Title:

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